UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30816 / December 3, 2013

In the Matter of   :
                                                                  :
Transamerica Life Insurance Company   :
Separate Account VA B   :
4333 Edgewood Road, N.E.   :
Cedar Rapids, IA 52499-4240   :

and   :

Transamerica Financial Life Insurance Company   :
Separate Account VA BNY   :
4333 Edgewood Road, N.E.   :
Cedar Rapids, IA 52499-4240   :

and   :

Transamerica Capital, Inc.   :
4600 South Syracuse Street, Suite 1100   :
Denver, CO 80237

(812-14133)   :

ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940 ("1940 Act") GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c)
and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 THEREUNDER

Transamerica Life Insurance Company, Separate Account VA B, Transamerica Financial
Life Insurance Company, Separate Account VA BNY, and Transamerica Capital, Inc.
(together, the "Applicants"), filed an application on March 14, 2013, and amended and
restated applications on June 5, 2013 and October 11, 2013.

Applicants requested an order pursuant to Section 6(c) of the 1940 Act, exempting them
from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1
thereunder, to permit recapture, under specified circumstances, of certain bonus credits
applied to purchase payments made with respect to certain flexible premium variable
annuity policies.

On November 6, 2013, a notice of filing of the application was issued (Investment Company Act Release No. IC- 30776). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, for Transamerica Life Insurance Company, et al. (812-14133) is approved.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary